CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Amount of registration fee(1) (2)
Notes	$100,000,000	$11,620

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

(2)
Pursuant to Rule 457(p) under the Securities Act, the $1,812,103.75 remaining of registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-179826 filed on March 1, 2012 by Toyota Motor Credit Corporation is being carried forward, of which $11,620.00 is offset against the registration fee due for this offering and of which $1,800,483.75 remains available for future registration fee offset.  No additional registration fee has been paid with respect to this offering.  See the “Calculation of Registration Fee” table accompanying the filing of the pricing supplement dated July 9, 2013 (CUSIP: 89236TAP0), filed by Toyota Motor Credit Corporation on July 10, 2013, for information regarding the registration fees that are being carried forward.

Pricing Supplement dated March 13, 2015 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	Rule 424(b)(2) Registration No. 333-202281

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89236TCJ2

Principal Amount (in Specified Currency): $100,000,000.
TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: March 13, 2015
Original Issue Date: March 18, 2015
Stated Maturity Date: March 19, 2018

Interest:The Notes will initially bear interest at a fixed rate of 1.00% per annum from the Original Issue Date to but excluding March 19, 2016. Thereafter, the Notes will bear interest at the Floating Rate, subject to the Maximum Interest Rate.
Interest Payment Dates: Each March 19, June 19, September 19, and December 19, beginning June 19, 2015

Issue Price: 100.00% of Principal Amount
Net Proceeds to Issuer: 99.85% of Principal Amount
Agent’s Discount or Commission: 0.15% of Principal Amount
The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: RBC Capital Markets, LLC
Agent’s Capacity: Principal

Interest Calculation:
Fixed Rate:
Fixed Interest Rate: 1.00% per annum
Fixed Rate Commencement Date: Original Issue Date
Fixed Rate Period: Original Issue Date to but excluding March 19, 2016
Floating Rate:
Floating Interest Rate Basis: LIBOR
Designated LIBOR Page: Reuters Page “LIBOR01”
Floating Rate Period: March 19, 2016 to but excluding Stated Maturity Date
Spread (+/-): + 0.20%

Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars
Maximum Interest Rate:
2.00% per annum from and including March 19, 2016 to but excluding March 19, 2017; and
2.90% per annum from and including March 19, 2017 to but excluding the Stated Maturity Date.
Minimum Interest Rate: 0.00% per annum

Interest Reset Dates: During the Floating Rate Period, each March 19, June 19, September 19, and December 19, beginning March 19, 2016
Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360
Business Days: New York, London
Business Day Convention: Following, unadjusted

Redemption: N/A
Redemption Dates: N/A
Notice of Redemption: N/A

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note:   Book-entry only

Calculation Agent: RBC Capital Markets, LLC

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-2 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 1.00% per annum during the first year, 2.00% per annum during the second year and 2.90% per annum during the third year regardless of the level of three month LIBOR.  The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

Based on current market conditions, the Notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes and the discussion herein is based on this treatment.  It is expected that the Notes will not be issued with original issue discount.  However, whether the Notes are issued with original issue discount, and the amount thereof, will be determined as of the issue date.  If the Notes are issued with original issue discount, information regarding the annual accrual of original issue discount on the Notes will be filed on Form 8281 with the Internal Revenue Service, which makes this information publicly available.

If the Notes are not issued with original issue discount, all stated interest on the Notes will be taxable to a U.S. Holder (as defined in the Prospectus Supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  If the Notes are issued with original issue discount, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of RBC Capital Markets, LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of RBC Capital Markets, LLC.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this pricing supplement and related prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.